Exhibit 99.1

Kitov Pharmaceuticals Announces Phase III/IV Clinical Trial for KIT-302
Successfully Meets Primary Endpoint, and also Demonstrates Drug Candidate Improves Renal Function

Results Validate Primary Efficacy Endpoint Achieved in Previous Successfully Completed Phase III Clinical Trial

KIT-302 Reduces Creatinine Levels Indicating Improved Renal Function, Compared to Negative Effects of other NSAIDs

Company Recently Submitted, and FDA Accepted for Filing, NDA for KIT-302 for Simultaneous Treatment of Osteoarthritis Pain and Hypertension

Tel Aviv, Israel, October 26, 2017 – Kitov Pharmaceuticals (NASDAQ: KTOV; TASE: KTOV), an innovative biopharmaceutical company, announced today that its randomized double-blind, placebo-controlled renal function clinical trial for its lead drug candidate, KIT-302, successfully met its primary efficacy endpoint. Data from the trial demonstrated that KIT-302 lowered systolic blood pressure a comparable amount to the widely used antihypertension drug, amlodipine besylate, thus meeting the trial’s primary efficacy endpoint of achieving at least 50% of the amlodipine reduction (p=0.019).

KIT-302, a combination drug, simultaneously treats pain caused by osteoarthritis and treats hypertension, which is a common side effect of stand-alone drugs that treat osteoarthritis pain. KIT-302 is comprised of two FDA approved drugs, celecoxib (Celebrex®) for the treatment of pain caused by osteoarthritis, and amlodipine besylate (Norvasc®). The renal function study enrolled 104 patients randomized to three treatment groups: KIT-302, amlodipine besylate, and placebo. The primary efficacy endpoint of the trial was to show that KIT-302 lowers daytime systolic blood pressure by at least 50% of the reduction in blood pressure achieved in patients treated with amlodipine besylate only. Secondary endpoints included various parameters of renal function.

The study also demonstrated that treatment with KIT-302 led to a statistically significant reduction of serum creatinine, a marker of renal function, from its baseline value (p=0.0005). In contrast, neither amlodipine besylate nor placebo lowered creatinine to a statistically significant level.

When comparing the effect of KIT-302 to amlodipine besylate in lowering creatinine, it was found that KIT-302 enhanced the creatinine reduction by an average of 102% over that achieved with amlodipine besylate alone, although there was a slight increase in the rate of edema in the KIT-302 treatment arm. Both this creatinine measure and the edema measure were statistically insignificant.

Kitov submitted its New Drug Application (NDA) for marketing approval of KIT-302 to the U.S. Food and Drug Administration (FDA) in July 2017, and in September 2017, FDA filed the NDA, thereby granting a full review. Although the renal clinical trial was not required as part of the initial KIT-302 NDA submission, the Company anticipates completion and submission of the report to FDA by January 2018.

“We are very pleased with the results of our renal function clinical trial and look forward to submitting the related clinical study report to FDA. Although FDA has publicly warned against using NSAIDs in patients receiving antihypertensive drugs from the diuretic, beta blocker, ACE inhibitor and angiotensin receptor blocker classes, this study once again demonstrated that our combination lacks the toxicities of these other classes and combinations. This makes our combination uniquely suited for the millions of Americans with both osteoarthritis and hypertension. The reduction of creatinine levels by KIT-302, indicating improved renal function, as compared to the negative effects on renal function of other NSAIDs, further demonstrates the value of KIT-302,” said Dr. J. Paul Waymack, Chairman of Kitov’s Board and Chief Medical Officer.

About Kitov Pharmaceuticals
Kitov Pharmaceuticals (NASDAQ: KTOV, TASE: KTOV) is an innovative biopharmaceutical drug development company. Leveraging deep regulatory and clinical-trial expertise, Kitov’s veteran team of healthcare professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov’s flagship combination drug, KIT-302, intended to treat osteoarthritis pain and hypertension simultaneously, achieved the primary efficacy endpoint for its Phase III clinical trial. Kitov’s newest drug, NT219, which is developed by its majority-owned subsidiary, TyrNovo Ltd., is a small molecule that presents a new concept in cancer therapy, and in combination with various approved oncology drugs, demonstrated potent anti-tumor effects and increased survival in various cancer models. By lowering development risk and cost through fast-track regulatory approval of novel therapeutics, Kitov plans to deliver rapid ROI and long-term potential to investors, while making a meaningful impact on people’s lives. For more information on Kitov, the content of which is not part of this press release, please visit http://www.kitovpharma.com.

Forward-Looking Statements and Kitov’s Safe Harbor Statement
Certain statements in this press release are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2016 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under ‘Risk Factors’ in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov

For further information, contact:

Simcha Rock

Chief Financial Officer

+972-3-9333-121 ext. #105

simcha@kitovpharma.com

Bob Yedid

LifeSci Advisors, LLC

+1-646-597-6989

Bob@LifeSciAdvisors.com